UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNITED INSURANCE HOLDINGS CORP.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

910710 102

(CUSIP Number)

Samuel F. Hatcher

Executive Vice President, General Counsel and Secretary

Synovus Financial Corp.

1111 Bay Avenue, Suite 500

Columbus, Georgia 31901

(706) 644-4982

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 5 Pages)

CUSIP No. 910710 102 Page 2 of 5

1. NAMES OF REPORTING PERSONS Synovus Financial Corp.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (see Instructions) OO
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER 1,762,941 (includes warrants to purchase 220,047 shares of common stock)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 1,762,941 (includes warrants to purchase 220,047 shares of common stock)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,762,941
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14. TYPE OF REPORTING PERSON (see Instructions) CO

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of United Insurance Holdings Corp. (the “Issuer”). The principal executive office of the Issuer is 360 Central Avenue, Suite 900, St. Petersburg, FL 33701.

ITEM 2. IDENTITY AND BACKGROUND

This Amendment No. 1 to Schedule 13D is filed by Synovus Financial Corp., a Georgia corporation (“Synovus”), whose principal place of business is 1111 Bay Avenue, Suite 500, Columbus, Georgia 31901. Synovus is a financial services company with more than $32 billion in assets based in Columbus, Georgia. Synovus provides commercial and retail banking, investment, mortgage and insurance services to customers in Georgia, Alabama, South Carolina, Florida and Tennessee.

Synovus has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4.

ITEM 4. PURPOSE OF TRANSACTION

On October 12, 2010, Synovus and Homeowners Choice, Inc., a Florida corporation (“Buyer”) entered into that certain Purchase Agreement (the “Agreement”) pursuant to which Synovus agreed to sell and Buyer agreed to purchase (1) 1,542,894 shares of Common Stock of the Issuer and (2) warrants to purchase 220,047 shares of Common Stock of the Issuer, which expire on October 4, 2011 (collectively, the “Shares”) for an aggregate purchase price of $4,551,637.30 (the “Transaction”). Consummation of the Transaction (the “Closing”) is subject to customary terms and conditions, including receipt of the approval of the Florida Office of Insurance Regulation. Unless otherwise agreed to by Synovus and Buyer, the Agreement will terminate if the Closing has not occurred on or before November 30, 2010. Upon Closing, Synovus will no longer hold any interest in the Issuer.

Other than as set forth above, Synovus does not have any plans to (i) acquire any additional securities of the Issuer or to dispose of securities of the Issuer, (ii) engage in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) sell or transfer a material amount of assets of the Issuer or of any of its subsidiaries, (iv) change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) make a material change to the present capitalization or dividend policy of the Issuer, (vi) make any other material change in the Issuer’s business or corporate structure, (vii) make any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) cause any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) take any action that would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) take any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of the date hereof, Synovus beneficially owns 1,762,941 shares of Common Stock, 220,047 of which shares are issuable pursuant to warrants that are currently exercisable or that are exercisable within 60 days. This number represents 16.3% of 10,573,932, the total number of shares of Common Stock outstanding as of August 9, 2010 according to the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2010. All of these shares of Common Stock and warrants to purchase shares of Common Stock of the Issuer were acquired by Synovus in connection with the September 30, 2008 merger of United Subsidiary Corp., a Florida corporation and a wholly-owned subsidiary of the Issuer (“United Subsidiary”) with and into United Insurance Holdings, L.C., a Florida limited liability company and a wholly-owned subsidiary of Issuer.

Synovus holds warrants to purchase 220,047 shares of Common Stock at a price of $6.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

•	the completion of a business combination; and
•	October 4, 2008.

The warrants will expire on October 4, 2011, at 5:00 p.m., New York City time. The Issuer may call the warrants for redemption at any time after the warrants become exercisable:

•	in whole and not in part;
•	at a price of $.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•

if, and only if, the last sale price of the Common Stock equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

In addition, the Issuer may not redeem the warrants unless the warrants and the shares of Common Stock underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.

If the Issuer calls the warrants for redemption as described above, the Issuer’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” If the Issuer’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The exercise price and number of shares of Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation of the Issuer. However, the warrants will not be adjusted for issuances of Common Stock at a price below the exercise price.

As to the warrants, Synovus does not have the rights or privileges of holders of Common Stock and any voting rights relating to the Common Stock underlying the warrants until it exercises the warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, Synovus will be entitled to one vote for each share held of record on all matters to be voted on by stockholders of the Issuer.

Synovus is the sole party with voting and dispositive power with regard to the 1,762,941 shares of Common Stock described in this Schedule 13D.

Other than as set forth in Item 4 above, Synovus has not effected any transactions in the Common Stock during the past sixty days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 4 above, Synovus has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1.	Purchase Agreement dated as of October 12, 2010 by and between Synovus and Buyer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13. 2010	/s/ Samuel F. Hatcher
Samuel F. Hatcher
Executive Vice President, General Counsel and Secretary